CONTACT:	-OR-	THE EQUITY GROUP INC.:
Jeff Wang		Devin Sullivan
Chief Financial Officer		(212) 836-9608
0086-10-5890-7518		dsullivan@equityny.com
Adam Prior
Richard Propper, MD		(212) 836-9606
(619) 795-4627		aprior@equityny.com

FOR IMMEDIATE RELEASE

ORIGIN AGRITECH LIMITED ANNOUNCES 2005 FINANCIAL RESULTS

SEED DELIVERIES DURING SECOND HALF OF 2005 RISE 43% FROM THE SAME PERIOD IN 2004
TO 20.24 MILLION KILOGRAMS; COMPANY REAFFIRMS PREVIOUSLY ISSUED GUIDANCE FOR
THE PERIOD JULY 1, 2005 THROUGH JUNE 30, 2006

Conference Call Scheduled for July 17, 2006 at 9:00 AM Eastern Time

Beijing, China and San Diego, CA -- July 14, 2006 -- Origin Agritech Limited (NASDAQ: SEED) (“Origin” or “the Company”), a vertically integrated supplier of hybrid crop seeds in China, today announced financial results for its calendar year ended December 31, 2005 (see attached tables). These results include, on a consolidated basis, the results of Chardan China Acquisition Corporation, the Specified Purpose Acquisition Corporation (“SPAC”) with which Origin combined on November 8, 2005. The Company prepares its financial statements in accordance with generally accepted accounting principles of the U.S.

OUTLOOK

As previously announced, based on results for the year ended December 31, 2005 and year-to-date results for 2006, as well as current business conditions, net earnings on an adjusted, or non-GAAP, basis for the period July 1, 2005 to June 30, 2006 are expected to meet or exceed $11 million. The $11 million net earnings figure excludes expenses relating to the November 2005 merger between State Harvest Holdings Limited and Chardan China Acquisition Corp. (described in the 2005 proxy statement) that created Origin, and excludes stock-based compensation expenses. Anticipated GAAP net earnings will reduce Origin’s adjusted net earnings by approximately $426,000 due to non-cash stock based compensation charges. Origin’s other expenses relating to the November 2005 merger are negligible.

Also as previously announced, Origin has elected to change its financial reporting year from a calendar year ending on December 31 to a fiscal year ending on June 30, beginning with the period ended June 30, 2006. Due to the seasonal nature of the seed industry, Origin establishes its internal budget to coincide with the selling season, which typically runs from September through June of the following year. The Company believes that this change will better reflect its results of operations in its statement of operations, and provide investors with an improved understanding of the Company’s results. Origin will shortly commence a stub audit for the six months ended June 30, 2006, and from that point forward will report annual results on a June 30 fiscal year basis.

Dr. Gengchen Han, Origin’s Chairman and Chief Executive Officer, commented, “We are very pleased with the continued expansion of our business, as evidenced by, among other factors, Origin’s delivery of 20.24 million kilograms of crop seed between July and December 2005, a 43% increase over the 14.14 million kilograms of seed delivered during the same period in 2004. This has been an historic period for Origin. We achieved public-company status via the merger with Chardan. In addition, we significantly strengthened our balance sheet by raising approximately $40 million in gross proceeds via the exercise of publicly-traded warrants. We also consummated two important acquisitions. In January 2006, we acquired a controlling interest in Denong Zhengcheng Seed Company, Ltd., a developer, producer, and marketer of rice, cotton, and rape seed hybrids in China; and in January 2006, we acquired a controlling interest in Changrong Seed Company Ltd., which we believe will further strengthen our pipeline of corn and rice hybrid seeds.”

2005 RESULTS

Dr. Han further noted the unique aspects of Origin’s business so that investors would be better able to interpret the Company’s results for the calendar year ended December 31, 2005. The Company recognizes revenue after its products have been delivered to distributors, when there is no right of return of the delivered products for refund or credit, and after the sales price is determined and fixed. This revenue recognition policy, consistent with U.S. GAAP, is attributable to a significant increase in deferred revenue in calendar year 2005 and masked Origin’s growth during that period. This potential for distortion is one of the principal reasons that Origin has elected to change to a June 30 fiscal year. This change will help avoid potential for distortion on a fiscal year basis going forward.

What follows is a typical seed sales transaction:

•
First, Origin obtains full pre-payment of the expected sales price for its seed products. At this point, before product delivery, the total amount of money received from the customer is classified as “advances from customers” on the balance sheet.

•
Second, Origin delivers its seed products to the customer and receives confirmation of delivery. After delivery, the Company takes into account the maximum amount of discount it will offer to a customer, and estimates the minimum amount of cash receipts that will be counted as revenue once the final sales price is fixed and determined, and books that amount as “deferred revenue.”

•
Lastly, Origin sets the final sales price of the seed products for a customer based on the total volume of sales to that customer. The final price typically includes an end of season discount. As a result of this discount policy, Origin cannot set the final sales price of its products until the entire selling season has ended for that customer. Selling seasons vary among customers from region to region and from year to year. Once the final sales price has been set, deferred revenue is generally recorded as revenue on the income statement. If the final discount offered to customers is less than expected, then the amount that converts to revenue on the income statement will be higher than the amount of deferred revenue on the balance sheet.

Origin’s results for 2005 compared with 2004 illustrate the potential distortion in results from calendar year to calendar year. Although GAAP revenues for the year ended December 31, 2005 were $25.7 million as compared to $36.4 million in 2004, Origin’s business continued to expand in 2005 as evidenced by the 43% increase in seed volume shipped and a 379% rise in deferred revenue to $22.5 million at December 31, 2005 from deferred revenue of $4.6 million at December 31, 2004. Since a substantial portion of deferred revenue is recorded as revenue in subsequent periods, Origin believes that deferred revenue is an important measure of sales generated.

The significant increase in deferred revenue and the coinciding decrease in realized revenue in 2005 from 2004 are partially due to the fact that Origin confirmed the final sales prices for a portion of its product deliveries between September and December in 2004 to customers in the southwestern region of China, and realized that portion of the sales receipts as revenues in 2004.

Gross margin declined to 37.7% in 2005 from 40.9% in 2004, due primarily to an increase in purchase price for seeds in 2005.

Total operating expenses increased to $7.8 million in 2005 from $6.2 million in 2004, due primarily to higher selling and marketing expenses and, to a lesser extent, an increase in general and administrative expenses. Higher selling and marketing expenses included building new sales and marketing capabilities in Kunming, Xi’an and Xuzhou, and increased promotional and advertising related expenses. Going forward, selling and marketing expenses are expected to grow at a slightly slower rate than revenues, as Origin will require fewer new regional offices in the future.

Operating income declined to $2.2 million in 2005 from $8.7 million in 2004, primarily attributable to the $22.5 million in deferred revenue at December 31, 2005. These same factors also impacted net income for 2005, which decreased to $2.0 million, or $0.18 per diluted share on 11.2 million diluted shares outstanding, from $7.9 million, or $0.79 per diluted share on 10 million shares outstanding, in 2004.

POTENTIAL TAX LIABILITY

On July 1, 2006, we identified the existence of potential contingent U.S. tax liabilities arising from our reverse merger in November 2005. We determined that this contingent U.S. tax liability is more likely than remote. As of December 31, 2005, we estimate such contingent tax liability to be in the range of RMB39.06 million (US$4.84 million) to RMB60.33 million (US$7.5 million). Consequently, RMB39.06 million (US$4.84 million) was included in income tax payable on our balance sheet and was charged to equity because such liabilities were part of the recapitalization associated with our reverse merger. We do not expect to incur U.S. tax liabilities at the higher end of the range, based on information currently available. In addition, this contingent U.S. tax liability is unrelated to Origin’s operating activities and is not expected to have any impact on the Company’s statements of income.

CONFERENCE CALL

Origin will conduct a conference call on Monday, July 17, 2006 at 9:00 am Eastern Time to discuss these results. Interested parties may participate in the call by dialing (888) 751-6344 (Domestic) or (706) 679-3079 (International) approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Origin Agritech conference call. A recorded replay of the call will be available until 11:59 pm Eastern Time July 24, 2006. Listeners may dial (800) 642-1687 (Domestic) or (706) 645-9291 (International) and use the code 2218981 for the replay. In addition, the conference call will broadcast live over the internet. To listen to the live call on the internet, please go to http://audioevent.mshow.com/303148/ at least 15 minutes early to register, download and install any necessary audio software. The internet audio stream will be available until August 17, 2006.

ABOUT ORIGIN

Founded in 1997, Origin specializes in the research, development, production, sale and distribution of hybrid corn, rice and cotton seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan and the Sichuan Provinces, and also has an office in San Diego, CA. Origin launched its first entirely internally developed seed in 2003 and in 2004 introduced two new proprietary corn hybrids to the market. In 2005 Origin had three new proprietary corn hybrids and one new proprietary cotton hybrid approved by the government registration office. Origin anticipates that it will introduce approximately 49 new proprietary products into the Chinese government testing and approval cycle in 2006.

DISCLOSURE STATEMENTS

Non-GAAP net earnings excludes amortization of acquired intangible assets resulting from acquisitions and other expenses relating to the 2005 merger, as well as non-cash stock-based compensation. Origin believes that the non-GAAP net earnings measure provides investors with another method for assessing Origin’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. Actual results may vary materially as a result of adjustments made in connection with the completion of Origin’s audit for the year ending June 30, 2006, as conducted by the Company’s independent auditor.

FORWARD LOOKING STATEMENT

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, such as Origin’s anticipated non-GAAP net earnings and the size of the related adjustments to arrive at anticipated net earnings for the year ending on June 30, 2006. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Origin’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Origin’s anticipated operating results are subject to audit related adjustments and the amount of its merger-related expenses and stock-based compensation charges may be different. In addition, the following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China, weather and natural disasters, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Origin is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of seed products; timing approval and market acceptance of new products introduction; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Origin’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Origin assumes no obligation to update the information contained in this press release or filings.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,
	2005	2004

Revenues	25,687	36,431
Cost of Revenues	(16,005)	(21,544)

Gross Profit	9,682	14,886

Operating Expenses:
Selling and Marketing	(3,350)	(2,464)
General and Administrative	(3,591)	(2,918)
Research and Development	(865)	(818)

Total Operating Expenses	(7,806)	(6,200)

Other Operating Income	286	0

Income from Operations	2,162	8,686
Interest Income	110	45
Interest Expense	(227)	(100)
Other Income	37	18
Equity in Earnings of Associated Company	109	233

Income Before Income Taxes and Minority Interests	2,191	8,882
Income Tax Expense:
Current	(163)	(722)
Deferred	(11)	(208)

Income Tax Expense	(174)	(930)

Income Before Minority Interests	2,017	7,951
Minority Interests	17	42

Net Income	2,034	7,909

Net Income Per Share - Basic	$0.19	$0.79

Net Income Per Share - Diluted	$0.18	$0.79

Shares Used in Calculating Basic Net Income Per Share	10,786,719	10,000,000

Shares Used in Calculating Diluted Net Income Per Share	11,220,157	10,000,000

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2005	2004

Cash and Cash Equivalents	29,471	8,319
Current Working Capital	18,539	6,270
Total Assets	98,981	50,309
Deferred Revenue	22,501	4,582
Total Current Liabilities	61,911	32,985
Total Liabilities	62,500	33,332
Minority Interests	401	427
Total Shareholders’ Equity	36,080	16,550